SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

            --------------------------------------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

            --------------------------------------------------------


                         HYPERSPACE COMMUNICATIONS, INC.
                         -------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                   44915D 10 3
                                   -----------
                                 (CUSIP Number)


                                December 12, 2005
                                -----------------
             (Date of event which requires filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 6 Pages)

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                                                                     Page 2 of 6
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crestview Capital Master, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
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NUMBER OF        5.    SOLE VOTING POWER
SHARES
BENEFICIALLY           1,300,939 (See Item 4)
OWNED BY         ---------------------------------------------------------------
EACH             6.    SHARED VOTING POWER
REPORTING
PERSON                 (See Item 4)
WITH             ---------------------------------------------------------------
                 7.    SOLE DISPOSITIVE POWER

                       1,300,939 (See Item 4)
                 ---------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       (See Item 4)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10.8%
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.8%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON:

      PN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.

            HyperSpace Communications, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices.

            116 Inverness Drive East
            Englewood, CO  80111

Item 2(a).  Name of Person Filing.

            Crestview Capital Master, LLC (the "Reporting Person")

Item 2(b).  Address of Principal Business Office, or if none, Residence.

            95 Revere Drive, Suite A
            Northbrook, IL 60062

Item 2(c).  Citizenship.

            Delaware

Item 2(d).  Title of Class of Securities.

            Common Stock, no par value (the "Common Stock")

Item 2(e).  CUSIP Number.

            44915D 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

      The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. On December 12, 2005, the Reporting Person purchased a common stock purchase warrant from certain shareholders of the Issuer and immediately exercised such warrant to purchase 750,000 shares of Common Stock from the Issuer at an exercise price of $3.00 per share or an aggregate purchase price of $2,250,000 ("Transaction Number 1"). On December 19, 2005, the Reporting Person purchased a common stock purchase warrant from certain shareholders of the Issuer and immediately exercised such warrant to purchase 250,000 shares of Common Stock from the Issuer at an exercise price of $3.00 per share or an aggregate purchase price of $750,000 ("Transaction Number 2"). On January 19, 2006, the Reporting Person purchased a common stock purchase warrant from certain shareholders of the Issuer and immediately exercised such warrant to purchase 250,000 shares of Common Stock from the Issuer at an exercise price of $3.00 per share or an aggregate purchase price of $750,000 ("Transaction Number 3"). Based on 10,859,575 issued and outstanding shares of Common Stock as of December 31, 2005 as disclosed in the Issuer's Form 10-KSB/A for the fiscal year ended December 31, 2005 that was filed with the Securities and Exchange Commission on April 28, 2006, the Reporting Person owned (i) 6.9% of the issued and outstanding shares of Common Stock after Transaction Number 1,
(ii) 9.2 % of the issued and outstanding shares of Common Stock after Transaction Number 2 and (iii) 11.5% of the issued and outstanding shares of Common Stock after Transaction Number 3. On April 25, 2006, in connection with the purchase of a debenture from the Issuer, the Reporting Person was issued 50,939 shares of Common Stock in connection with fees and interest on such debenture ("Transaction Number 4"). Based on 12,060,017 issued and outstanding shares of Common Stock as of April 25, 2006 as reported to the Reporting Person by the transfer agent of the Issuer, the Reporting Person owns 10.8% of the issued and outstanding shares of Common Stock after Transaction Number 4. On April 25, 2006, the Reporting Person also acquired (i) a 10% Convertible Debenture due July 25, 2006 with a conversion price of $3.12 that is convertible into 801,282 shares of Common Stock (the 'Debenture') and (ii) a common stock purchase warrant with a 5 year term and an exercise price of $3.12 that is exercisable into 342,500 shares of Common Stock (the 'Warrant'). However, the Debenture and Warrant each contains a contractual provision blocking its conversion or exercise, as applicable, when the Reporting Person owns over 9.99% of the issued and outstanding Common Stock of the Issuer, subject to not less than 61 days' notice on any waiver. Since the Reporting Person currently owns 10.8% of the issued and outstanding Common Stock, neither the Debenture nor the Warrant is currently convertible or exercisable, as applicable, and the shares underlying the Debenture and Warrant have not been included in the calculations herein of Reporting Person's beneficial ownership or the Issuer's issued and outstanding shares of Common Stock. Crestview Capital Partners, LLC controls the Reporting Person. The power to vote or dispose of the shares beneficially owned by the Reporting Person is shared by Stewart R. Flink, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Person. For purposes of this statement, the Reporting Person is reporting that:

            (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 1,300,939 shares.

            (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 10.8%.

            (iii) The aggregate number of shares of Common Stock which the
                  Reporting Person has sole power to vote or direct the vote of is 1,300,939.

            (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 1,300,939.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date: April 28, 2006

                           CRESTVIEW CAPITAL MASTER, LLC

                           By: Crestview Capital Partners, LLC, its sole Manager


                           By: /s/ Stewart R. Flink
                               -----------------------
                               Name:  Stewart R. Flink
                               Title: Member